January 3, 2022

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Sergio Chinos

Re:	CITIC Capital Acquisition Corp.

Registration Statement on Form S-4

File No. 333-257962

Dear Mr. Chinos:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CITIC Capital Acquisition Corp. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-257962) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 9:00 a.m. Eastern Time on January 6, 2021, or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Joel L. Rubinstein at (212) 294-6700 or Guiying Ji at (212) 819-7873 of White & Case LLP and that such effectiveness also be confirmed in writing.

****************************

Very truly yours,

CITIC Capital Acquisition Corp.

By:	/s/ Fanglu Wang
Name: Fanglu Wang
Title: Chief Executive Officer and Director (Principal Executive Officer)

cc:	Joel L. Rubinstein, White & Case LLP

Kevin K. Rooney, Cooley LLP

Karen Elizabeth Deschaine, Cooley LLP